Ur-Energy Inc.

(an Exploration Stage Company)

Headquartered in Littleton, Colorado

Unaudited Interim Consolidated Financial Statements

September 30, 2012

(expressed in Canadian dollars)

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)

	September 30, 2012	December 31, 2011
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	20,410,168	16,169,479
Short-term investments (note 3)	8,754,162	6,927,523
Marketable securities	5,250	13,125
Amounts receivable	14,884	16,018
Restricted cash (note 4)	-	801,836
Prepaid expenses	270,590	107,481
	29,455,054	24,035,462

Restricted cash (note 4)	2,021,089	3,518,347
Mineral properties (note 5)	33,393,040	32,107,341
Capital assets (note 6)	6,088,059	3,534,309
Equity investment (note 7)	2,623,861	2,654,673
Deposits (note 8)	1,308,587	-
	45,434,636	41,814,670

	74,889,690	65,850,132

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (note 9)	1,060,719	1,045,236
Current portion of long-term debt (note 10)	110,793	-
	1,171,512	1,045,236

Notes payable - long-term (note 10)	236,198	-
Asset retirement obligation (note 11)	492,934	561,964
	1,900,644	1,607,200

Shareholders' equity (note 12)
Share Capital
Class A preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	-	-
Common shares, without par value, unlimited shares authorized. Shares issued and outstanding: 121,093,668 at September 30, 2012 and 103,675,444 at December 31, 2011	177,087,857	160,432,843
Warrants	61,946	44,271
Contributed surplus	14,588,758	13,091,172
Deficit	(118,749,515)	(109,325,354)
	72,989,046	64,242,932

	74,889,690	65,850,132

The accompanying notes are an integral part of these interim consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffrey T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars except for share data)

	Three Months	Three Months	Nine Months	Nine Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	September 30,	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011	2012
	$	$	$	$	$

Expenses
Exploration and evaluation	984,758	1,553,163	2,636,604	3,845,149	57,147,702
Development	1,897,908	1,453,623	2,937,016	2,909,010	27,707,549
General and administrative	1,211,270	1,323,658	4,535,594	6,092,563	44,271,295
Write-off of mineral properties	-	-	-	-	803,336

	(4,093,936)	(4,330,444)	(10,109,214)	(12,846,722)	(129,929,882)

Interest income	85,142	55,187	240,302	191,990	9,818,403
Loss on equity investment (note 7)	(22,357)	(298)	(56,508)	(27,023)	(414,736)
Foreign exchange gain (loss)	(456,457)	1,122,547	(461,287)	437,297	226,660
Other income (loss) (note 5)	(1,774)	(10,908)	962,546	(72,201)	1,845,580

Loss before income taxes	(4,489,382)	(3,163,916)	(9,424,161)	(12,316,659)	(118,453,975)

Recovery of future income taxes	-	-	-	-	(295,540)

Net loss and comprehensive loss for the period	(4,489,382)	(3,163,916)	(9,424,161)	(12,316,659)	(118,749,515)

Deficit - Beginning of period	(114,260,133)	(102,221,221)	(109,325,354)	(93,068,478)	-

Deficit - End of period	(118,749,515)	(105,385,137)	(118,749,515)	(105,385,137)	(118,749,515)

Loss per common share:
Basic and diluted	(0.04)	(0.03)	(0.08)	(0.12)

Weighted average number of common shares outstanding:
Basic and diluted	121,079,684	103,648,167	117,646,600	103,397,391

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars except for share data)

	Capital Stock			Contributed		Shareholders'
	Shares	Amount	Warrants	Surplus	Deficit	Equity
	#	$	$	$	$	$
Balance, December 31, 2011	103,675,444	160,432,843	44,271	13,091,172	(109,325,354)	64,242,932

Exercise of stock options	47,865	65,041	-	(22,711)	-	42,330
Common shares issued for cash, net of issue costs	17,250,000	16,244,543	-	-	-	16,244,543
Redemption of vested RSUs	120,359	345,430	-	(364,299)	-	(18,869)
Issuance of warrants	-	-	17,675	-	-	17,675
Non-cash stock compensation	-	-	-	1,884,596	-	1,884,596
Net loss and comprehensive loss	-	-	-	-	(9,424,161)	(9,424,161)

Balance, September 30, 2012	121,093,668	177,087,857	61,946	14,588,758	(118,749,515)	72,989,046

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Unaudited Interim Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	September 30,	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011	2012
	$	$	$	$	$
Cash provided by (used in) Operating activities
Net loss for the period	(4,489,382)	(3,163,916)	(9,424,161)	(12,316,659)	(118,749,515)
Items not affecting cash:
Stock based compensation	516,921	598,243	1,902,272	1,853,919	20,768,839
Depreciation of capital assets	93,869	117,048	307,937	355,046	2,462,188
Provision for reclamation	(49,756)	86,868	(49,756)	86,868	539,876
Write-off of mineral properties	-	-	-	-	803,336
Loss on equity investment	25,086	-	56,917	-	367,858
Foreign exchange loss (gain)	456,888	(1,122,548)	461,461	(437,298)	(229,619)
Gain on sale of assets	-	2,097	(970,320)	2,097	(2,037,404)
Non-cash exploration costs	-	-	-	-	2,726,280
Other loss (income)	1,875	10,500	7,875	77,625	25,748
Change in non-cash working capital items:
Amounts receivable	(4,168)	(2,237)	1,028	(9,083)	(4,053)
Prepaid expenses	30,365	49,006	(192,989)	(66,314)	(309,449)
Accounts payable and accrued liabilities	230,664	(194,369)	(71,741)	1,169,028	748,498
	(3,187,638)	(3,619,308)	(7,971,477)	(9,284,771)	(92,887,417)

Investing activities
Mineral property costs	(61,569)	(557)	(315,379)	(152,723)	(14,201,292)
Purchase of short-term investments	(1,929,717)	(278,825)	(10,252,423)	(6,050,639)	(200,966,513)
Sale of short-term investments	1,888,639	180,512	8,311,018	4,732,452	193,644,618
Decrease (increase) in restricted cash	(27,505)	(64,685)	2,216,908	1,128,322	(2,319,792)
Deposit for Pathfinder acquisition	(1,308,587)	-	(1,308,587)	-	(1,308,587)
Funding of equity investment	(24,371)	-	(26,105)	-	(55,260)
Payments from venture partner	-	-	-	-	146,806
Proceeds from sale of property and equipment	-	149	-	149	1,127,218
Purchase of capital assets	(1,526,371)	(72,786)	(2,390,960)	(603,020)	(8,050,851)
	(2,989,481)	(236,192)	(3,765,528)	(945,459)	(31,983,653)

Financing activities
Issuance of common shares and warrants for cash	-	-	17,250,000	-	144,306,538
Share issue costs	(25,000)	-	(1,005,458)	-	(3,854,332)
Proceeds from exercise of warrants and stock options	15,870	64,351	42,330	3,357,307	25,488,217
RSUs redeemed for cash in lieu of shares	-	-	(18,868)	-	(18,868)
Payment of New Frontiers obligation	-	-	-	-	(17,565,125)
	(9,130)	64,351	16,268,004	3,357,307	148,356,430

Effects of foreign exchange rate changes on cash	(266,704)	1,033,185	(290,310)	415,792	(3,075,192)

Net change in cash and cash equivalents	(6,452,953)	(2,757,964)	4,240,689	(6,457,131)	20,410,168
Beginning cash and cash equivalents	26,863,121	25,019,648	16,169,479	28,718,815	-
Ending cash and cash equivalents	20,410,168	22,261,684	20,410,168	22,261,684	20,410,168
Non-cash financing and investing activities:
Common shares issued for properties	-	-	-	-	1,164,750
Mineral property acquired in asset exchange	-	-	970,320	-	970,320

The accompanying notes are an integral part of these interim consolidated financial statements

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2012

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is an exploration stage junior mining company headquartered in Littleton, Colorado, engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties located primarily in the United States with additional exploration interests in Canada. Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards, the Company has not determined whether the properties contain mineral reserves. However, the Company’s April 30, 2012 NI 43-101 Technical Report on Lost Creek, “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” outlines the potential economic viability of the Lost Creek Property. The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Summary of Significant Accounting Policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario. The Company continued under the Canada Business Corporations Act on August 8, 2006. These financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, NFUR Bootheel, LLC, Hauber Project LLC and NFUR Hauber, LLC. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company.”

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim financial statements reflect all normal adjustments which in the opinion of management are necessary for a fair statement of the results for the periods presented. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2011.

3.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents consist of the following:

	As of	As of
	September 30, 2012	December 31, 2011
	$	$

Cash on deposit at banks	237,789	595,982
Money market funds	20,172,379	15,573,497

	20,410,168	16,169,479

The Company’s short-term investments consist of the following:

	As of	As of
	September 30, 2012	December 31, 2011
	$	$

Guaranteed investment certificates	6,508,656	4,925,267
Certificates of deposit	2,245,506	2,002,256

	8,754,162	6,927,523

Cash and cash equivalents and short-term investments bear interest at annual rates ranging from 0.25% to 1.40% and mature at various dates up to September 4, 2013. The instruments with initial maturity over ninety days have been classified as short-term investments.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2012

(expressed in Canadian dollars)

4.	Restricted cash

The Company’s current restricted cash consists of the following:

	As of	As of
	September 30, 2012	December 31, 2011
	$	$

Guaranteed investment certificate (a)	-	287,500
Certificates of deposit	-	514,336

	-	801,836

The Company’s non-current restricted cash consists of the following:

	As of	As of
	September 30, 2012	December 31,2011
	$	$

Money market account (b)	1,911,201	189,809
Certificates of deposit (a,b)	109,888	3,328,538

	2,021,089	3,518,347

(a)	A guaranteed investment certificate and subsequently a certificate of deposit ($98,390) provide security for the Company’s credit cards.

(b)	The bonding requirements for reclamation obligations on various properties have been agreed to by the Wyoming Department of Environmental Quality and United States Department of the Interior. The restricted certificates of deposits and money market accounts are pledged as collateral against performance surety bonds, letters of credit and/or promissory notes underlying letters of credit which are used to secure potential costs of reclamation related to those properties. Surety bonds providing $3,822,402 of coverage towards specific reclamation obligations are collateralized by $1,911,201 of the restricted cash at September 30, 2012.

5.	Mineral properties

The Company’s mineral properties consist of the following:

	USA		Canada	Total
	Lost Creek	Other US	Canadian
	Property	Properties	Properties
	$	$	$	$

Balance, December 31, 2011	14,194,086	17,389,588	523,667	32,107,341

Acquisition costs	287,779	27,600	-	315,379
Property acquired in asset exchange	970,320	-	-	970,320

Balance, September 30, 2012	15,452,185	17,417,188	523,667	33,393,040

United States

Lost Creek Property

The Company acquired certain Wyoming properties when Ur-Energy USA Inc. entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC in 2005.  Under the terms of the MIPA, the Company purchased 100% of NFU Wyoming, LLC.  Assets acquired in this transaction include the Lost Creek Project, other Wyoming properties and development databases.  NFU Wyoming was acquired for aggregate consideration of $24,515,832 (US$20,000,000) plus interest. Since 2005, the Company has increased its holdings adjacent to the initial Lost Creek acquisition through staking additional claims and additional property purchases and leases.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2012

(expressed in Canadian dollars)

A royalty on future production of 1.67% is in place with respect to 20 mining claims at the Lost Creek Project. There is a royalty on the State of Wyoming section under lease at the project, as required by law; however, no production from the state lease is currently proposed.  Other royalties exist on certain mining claims on the LC South and EN Projects, and the State of Wyoming leases at the LC West and EN Projects. There are no royalties on the mining claims in the LC North, LC East or LC West Projects.

In February 2012, the Company acquired additional land and claims through an asset exchange for a drilling database on an area not currently being evaluated by the Company. The estimated fair value of the data base was approximately $1 million and the gain is recognized in other income in the current year.

6.	Capital assets

The Company’s capital assets consist of the following:

	As of September 30, 2012			As of December 31, 2011
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$

Rolling stock	1,940,952	1,700,658	240,294	1,922,483	1,465,362	457,121
Machinery and equipment	296,233	272,557	23,676	296,233	265,578	30,655
Furniture, fixtures and leasehold improvements	81,516	52,275	29,241	74,992	45,880	29,112
Information Technology	688,080	489,639	198,441	566,457	430,372	136,085
Pre-construction costs	5,596,407	-	5,596,407	2,881,336	-	2,881,336

	8,603,188	2,515,129	6,088,059	5,741,501	2,207,192	3,534,309

7.	Equity investment

Following its earn-in to the Bootheel Project in 2009, Crosshair Energy Corporation (“Crosshair”) was required to fund 75% of the Project’s expenditures and the Company the remaining 25%. The Project has been accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations since the date of earn-in and the Company’s net investment is reflected on the Balance Sheet.

The Company elected to not participate financially in the exploration and operating expenses for the fiscal year ending March 31, 2012 as allowed for in the Project operating agreement. Under the terms of the agreement, the Company’s interest was reduced proportionately based on cumulative contributions by each of the parties to the Project. As of March 31, 2012, the Company’s ownership percentage was reduced to 19.115%. The equity accounting method has been continued because of the Company’s ability to directly influence the budget process and therefore the operations of the Project. The Company resumed participation financially for the year ending March 31, 2013.

8.	Deposits

On July 24, 2012, the Company announced the execution of a Share Purchase Agreement (“SPA”) to acquire Pathfinder Mines Corporation (“Pathfinder”). The transaction calls for the purchase of all issued and outstanding shares of Pathfinder from its sole shareholder, COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000. The initial payment of US$1,325,000 was made upon execution of the SPA and is included in deposits. It will be held in escrow pending the approval by the Nuclear Regulatory Commission (“NRC”) for the change of control of an NRC License for the Shirley Basin mine site owned by Pathfinder and the receipt of other required governmental approvals.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2012

(expressed in Canadian dollars)

9.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	As of	As of
	September 30, 2012	December 31,2011
	$	$

Accounts payable	758,203	307,364
Vacation pay payable	176,505	143,074
Payroll and other taxes	126,011	50,871
Severance payable	-	543,927

	1,060,719	1,045,236

10.	Notes Payable

In September 2012, the Company purchased two backhoes and a wheel loader pursuant to financing arrangements whereby the equipment manufacturer provided payment terms of three years with no interest. As of September 30, 2012, the aggregate amount outstanding under these arrangements approximated $0.4 million, net of imputed interest at 4.25%, or an aggregate discount of approximately US$24,000. The underlying notes are collateralized by the equipment purchased.

11.	Asset retirement obligation

The Company has recorded $492,934 for asset retirement obligations (December 31, 2011 – $561,964) which represents an estimate of costs that would be incurred to remediate the Company’s exploration and development properties. The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's U.S. properties. The restricted cash as discussed in note 4 is related to surety bonds and letters of credit which provide security to the related governmental agencies on these obligations.

12.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of no-par common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

Issuances

On February 23, 2012, the Company completed a private placement of 17,250,000 common shares at $1.00 per share raising gross proceeds of $17,250,000. Total direct share issue costs, including the placement agents’ commission, were $1,005,457.

During the nine months ended September 30, 2012, 47,865 common shares were issued pursuant to the exercise of stock options. In addition, the Company exchanged 120,359 common shares for vested RSUs.

Warrants

The Company issued 50,000 warrants to purchase stock at US$1.00 per share to its consultant EPOCH Financial Group Inc. on September 4, 2012. During the nine months ended September 30, 2012, the Company recorded $17,675 in non-cash warrant costs related to the commitment.

Stock options

In 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Option Plan”). Eligible participants under the Option Plan include directors, officers, employees and consultants of the Company. Under the terms of the Option Plan, stock options generally vest with Option Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2012

(expressed in Canadian dollars)

Activity during the nine month period with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, December 31, 2011	6,413,902	1.79
Granted	1,495,625	0.99
Exercised	(47,865)	0.88
Forfeited	(133,189)	2.01
Expired	(702,500)	3.24

Outstanding, September 30, 2012	7,025,973	1.47

The weighted average grant date fair value was $0.52 for the nine months ended September 30, 2012. The exercise price of a new grant is set at the closing price for the stock on the Toronto Stock Exchange (TSX) on the trading day immediately preceding the grant date so there is no intrinsic value as of the date of grant. The total fair value of options vested during the three and nine months ended September 30, 2012 was $0.6 million and $1.5 million, respectively.

As of September 30, 2012, outstanding stock options are as follows:

	Options outstanding			Options exercisable
		Weighted-			Weighted-
		average	Aggregate		average	Aggregate
Exercise		remaining	Intrinsic		remaining	Intrinsic
price	Number	contractual	Value	Number	contractual	Value
$	of options	life (years)	$	of options	life (years)	$	Expiry

2.98	50,000	0.0	-	50,000	0.0	-	October 5, 2012
4.07	30,000	0.1	-	30,000	0.1	-	November 7, 2012
1.65	680,000	0.6	-	680,000	0.6	-	May 8, 2013
1.72	25,000	0.8	-	25,000	0.8	-	August 6, 2013
0.71	452,447	1.4	117,636	452,447	1.4	117,636	February 9, 2014
0.90	813,620	1.9	56,953	813,620	1.9	56,953	September 2, 2014
0.81	563,430	2.4	90,149	563,430	2.4	90,149	March 5, 2015
2.87	1,323,831	3.3	-	1,323,831	3.3	-	January 28, 2016
1.57	645,000	3.8	-	490,200	3.8	-	July 7, 2016
1.17	786,945	3.9	-	426,257	3.9	-	September 9, 2016
1.16	200,000	4.1	-	108,000	4.1	-	October 24, 2016
0.91	1,155,700	4.3	69,342	370,675	4.3	22,241	January 12, 2017
1.39	200,000	4.3	-	64,000	4.3	-	February 1, 2017
1.18	100,000	4.4	-	32,000	4.4	-	March 1, 2017

1.47	7,025,973	3.2	334,080	5,429,460	2.6	286,979

The aggregate intrinsic value of the options in the preceding table represents the total pre-tax intrinsic value for stock options with an exercise price less than the Company’s TSX closing stock price of $0.97 as of the last trading day in the period ended September 30, 2012, that would have been received by the option holders had they exercised their options as of that date. The total number of in-the-money stock options outstanding as of September 30, 2012 was 2,985,197. The total number of in-the-money stock options exercisable as of September 30, 2012 was 2,200,172.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2012

(expressed in Canadian dollars)

Restricted Share Units (“RSUs”)

On June 24, 2010, the Company’s shareholders approved the adoption of the Company’s restricted share unit plan (the “RSU Plan”). Eligible participants under the RSU Plan include directors and employees of the Company. Under the terms of the RSU Plan, RSUs vest with participants as follows: 50% on the first anniversary of the date of the grant and 50% on the second anniversary of the date of the grant.

Activity during the nine month period with respect to RSUs is summarized as follows:

		Weighted
		Average Grant
	RSUs	Date Fair Value
	#	$

Unvested, December 31, 2011	276,365	2.87
Granted	298,912	0.91
Vested	(136,789)	2.87
Forfeited	(16,723)	1.65

Unvested, September 30, 2012	421,765	1.53

As of September 30, 2012, outstanding RSUs are as follows:

		Weighted-
		average
	Number of	remaining
	unvested	amortization	Aggregate
Grant Date	options	life (years)	Value

January 28, 2011	133,147	0.33	129,153
January 12, 2012	288,618	1.28	279,959

	421,765	1.23	409,112

Upon vesting, the holder of an RSU will receive one common share, for no additional consideration, for each RSU held.

Share-Based Compensation Expense

Stock-based compensation expense was $0.5 million and $0.6 million for the three months ended September 30, 2012 and 2011, respectively, and $1.9 million and $1.9 million for the nine months ended September 30, 2012 and 2011, respectively.

As of September 30, 2012, there was approximately $0.6 million of total unrecognized compensation expense (net of estimated pre-vesting forfeitures) related to unvested share-based compensation arrangements granted under the Option Plan and $0.3 million under the RSU Plan. The expenses are expected to be recognized over a weighted-average period of 0.6 years and 0.8 years, respectively.

Cash received from stock options exercised during the nine months ended September 30, 2012 and 2011 was less than $0.1 million and $3.4 million, respectively.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2012

(expressed in Canadian dollars)

Fair Value Calculations

The fair value of options granted during the nine months ended September 30, 2012 and 2011 was determined using the Black-Scholes option pricing model with the following assumptions:

	2012	2011

Expected option life (years)	3.29-3.30	3.24 - 3.26
Expected volatility	73-78%	79-81%
Risk-free interest rate	1.0-1.3%	1.4-1.9%
Forfeiture rate	4.7-4.8%	4.4-5.1%
Expected dividend rate	0%	0%

The Company estimates expected volatility using daily historical trading data of the Company’s common shares, because this method is recognized as a valid method used to predict future volatility. The risk-free interest rates are determined by reference to Canadian Treasury Note constant maturities that approximate the expected option term. The Company has never paid dividends and currently has no plans to do so.

Share-based compensation expense is recognized net of estimated pre-vesting forfeitures, which results in recognition of expense on options that are ultimately expected to vest over the expected option term. Forfeitures were estimated using actual historical forfeiture experience.

Although the estimated fair values of stock options are determined as outlined above, these estimates are based on assumptions regarding a number of complex and subjective variables, including the Company’s stock price volatility over the expected terms of the awards, estimates of the expected option terms, including actual and expected option exercise behaviors and estimates of pre-vesting forfeitures. Changes in any of these assumptions could materially affect the estimated value of stock options and, therefore the valuation methods used may not provide the same measure of fair value observed in a willing buyer/willing seller market transaction.

The fair value used for the RSUs issued in January 2012 and 2011 was $0.91 and $2.87, respectively, per unit which was the closing price of the stock on the TSX as of the trading day immediately preceding the grant date.

13.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, restricted cash, deposits, accounts payable and equipment financing. The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short-term investments. See the table in note 3 for the composition of the Company’s cash, cash equivalents and short-term investments.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments and restricted cash. These assets consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits. They bear interest at annual rates ranging from 0.25% to 1.4% and mature at various dates up to September 4, 2013. These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.9 million is covered by the Canada Deposit Insurance Corporation, the Securities Investor Protection Corporation or the United States Federal Deposit Insurance Corporation. Another $5.2 million is guaranteed by a Canadian provincial government leaving approximately $25.1 million at risk at September 30, 2012 should the financial institutions with which these amounts are invested be rendered insolvent. The Company does not consider any of its financial assets to be impaired as of September 30, 2012.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund its exploration and development projects and operating costs.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2012

(expressed in Canadian dollars)

As at September 30, 2012, the Company’s financial liabilities consisted of trade accounts payable and accrued trade and payroll liabilities of $1.1 million which are due within normal trade terms of generally 30 to 60 days. In addition, the Company has $0.1 million due within one year as the current portion of equipment financing liabilities.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund its exploration and development projects and operating costs. Currently, the Company is in the process of preparing its annual business plan, budget and cash forecast, which will include the construction, development and start-up of the Lost Creek Project as well as the estimated costs to complete the acquisition of the Pathfinder Mines Corporation. Additional funding will be required in order to achieve production at Lost Creek and complete the acquisition of the Pathfinder Mines Corporation. The Company is actively pursuing debt financing with several financial sources, including the State of Wyoming’s Industrial Development Bond financing program, to mitigate this risk. While the Company maintains a well-funded treasury, the debt instruments being considered would provide additional flexibility to advance the Pathfinder acquisition and pursue other prospective development and acquisition opportunities.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in U.S. dollars, and holding cash equivalents and short-term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents, short-term investments and restricted cash. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses financial institutions chosen by the Company for financial stability (measured by independent rating services and reviews of the entity’s financial statements, where appropriate) and approved by the Treasury and Investment Committee of the Board of Directors.

Currency risk

The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2012, the Company had cash and cash equivalents, short-term investments and restricted cash of approximately US$7.4 million (US$18.9 million as at December 31, 2011) and had accounts payable, accrued liabilities and notes payable of US$1.9 million (US$0.9 million as at December 31, 2011) which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at period end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates. This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $0.5 million impact on net loss for the nine months ended September 30, 2012. This impact is primarily as a result of the Company having cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade payables. The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.2 million impact on net loss for the nine months ended September 30, 2012. This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Ur-Energy Inc.

(an Exploration Stage Company)

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2012

(expressed in Canadian dollars)

14.	Commitments

Rent expense under lease agreements totaled $0.1 million and $0.1 million for the three months ended September 30, 2012 and 2011 respectively, and $0.3 million and $0.3 million for the nine months ended September 30, 2012 and 2011 respectively.

Purchase orders for a net commitment of $4.1 million have been issued for construction related purchases.

As discussed in note 8, the Company executed a Share Purchase Agreement (“SPA”) to acquire Pathfinder Mines Corporation (“Pathfinder”). The transaction calls for the purchase of all issued and outstanding shares of Pathfinder from its sole shareholder, COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000. The initial payment of US$1,325,000 was made upon execution of the SPA and will be held in escrow pending the approval by the Nuclear Regulatory Commission (“NRC”) for the change of control of an NRC License for the Shirley Basin mine site owned by Pathfinder and receipt of other required governmental approvals. The balance of $11,925,000 will be due at closing.

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